

November 14, 2014

Via E-mail
Michael D. Davis
Chief Executive Officer
Alpha Energy, Inc.
600 17th Street
Suite 2800 South
Denver, CO 80202

> **Re:** **Alpha Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 28, 2014**
> **File No. 333-197642**

Dear Mr. Davis:

We have reviewed your response letter dated October 17, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed October 28, 2014

Financial Statements, page F-1

1.   Please monitor the requirement to update the financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Recent Sales of Unregistered Securities, page II-1

2.   We note the disclosure you added in response to prior comment 9 from our letter to you dated October 16, 2014 and we reissue such comment in part. With respect to the

8,357,000 common shares sold to eighteen investors between September 26, 2013 and June 1, 2014, please disclose the date and the amount sold, the form of consideration, and the aggregate offering price. With respect to the offering of "700,000 Common Shares and 700,000 Warrants at a price of US $0.15 per Unit for an aggregate of $105,000," please disclose the date sold. See Item 701(a) and (c) of Regulation S-K.

Exhibits

3.   You have not addressed prior comment 10; we therefore reissue the comment in its entirety. Please file as exhibits your Articles of Incorporation, Subscription Agreement, and Code of Ethics. Further, please indicate in your exhibit index any exhibit that has already been filed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Harold P. Gewerter, Esq.